Exhibit (b)(i)

AMENDMENT NO. 1

TO THE BYLAWS OF

THE ENTERPRISE GROUP OF FUNDS, INC.

Pursuant to Article X of the Bylaws of The Enterprise Group of Funds, Inc. (“Bylaws”), the Bylaws are hereby amended as indicated below, effective December 13, 2005.

Article III, Section 3.2 is replaced in its entirety with the following:

3.2 Number of Directors: Conduct of Meeting of the Board of Directors. The Board of Directors shall consist of six directors, each of whom shall be elected at an annual meeting of the shareholders, to serve until the next succeeding annual meeting and until his successor is elected and qualified, or until his earlier death, resignation or removal. Directors need not be shareholders. A majority of said directors shall constitute a quorum for the transaction of business. Except as otherwise provided in the Bylaws, all resolutions adopted and all business transacted by the Board of Directors shall require the affirmative vote of the directors present at a meeting at which a quorum is present. The Chairman of the Board or, if there is no Chairman of the Board and if the President is a director, the President shall preside at all meetings of the Board of Directors; provided, however, that each of the Chairman of the Board or the President may delegate his authority to preside at Board of Directors meetings pursuant to Section 4.2 or 4.3, respectively, of the Bylaws. If there is no Chairman of the Board and if the President is not a director, the Board of Directors shall select a director as chairman for each meeting.

The following section is added to Article III:

3.15. Director Emeritus. The Board of Directors may, from time to time, in its discretion confer upon such of its former members as it may determine the title of “Director Emeritus.” Such title shall be honorary in nature to designate the conferee as a former member of the Board, and persons upon whom the title may be conferred shall not be members of the Board of Directors, shall not vote upon matters submitted to a vote of the Board of Directors, and shall serve as Directors Emeritus pursuant to such policies and procedures as the Board of Directors may establish from time to time. For his or her services, a Director Emeritus shall be entitled to receive such compensation as the Board of Directors shall determine from time to time.